Exhibit 99.1

Xueda Education Group Announces Shares Repurchase Program

And Business Outlook

BEIJING, September 27, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced that its Board of Directors has approved a share repurchase program.  Xueda today also announced updates on business outlook for the third quarter and full year 2011.

Share Repurchase Program

Under the approved program, Xueda is authorized to repurchase up to $30 million worth of its outstanding American Depositary Shares (“ADSs”) representing its ordinary shares from time to time on the open market at prevailing market prices, in block trades or otherwise. The timing and amount of any ADSs repurchased will be determined by Xueda’s management, based on its evaluation of market conditions, the trading price of the stock and other factors, as well as subject to relevant rules under the Securities Exchange Act of 1934, as amended (the “Act”). The Company will also effect repurchase transactions in compliance with Rule 10b5-1 under the Act and the Company’s insider trading policy. The repurchase program may be suspended or discontinued at any time.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “We believe that the current trading price of our ADSs significantly undervalues our company. We continue to see strong upward trends in our industry, and as the premier provider of personalized education in China with 256 learning centers and over 14,000 employees, we remain confident in our business strategy and growth prospects.  At the present time, the combination of market valuations, our solid cash flows, cash balances and financial strength lead us to believe that this share repurchase program is an appropriate use of cash. We retain adequate flexibility for future growth and therefore the program is in the best interests of our shareholders.”

Updates on Business Outlook

Mr. Jun Wang, President of Xueda, said, “In order to position Xueda for greater future growth, we recently revised the compensation structure for our education consultants, as we focus more on education quality and long-term prospects. However, while we firmly believe that the revised compensation structure will in the long term improve our service quality and growth prospects, the change initially caused lower than expected revenue growth.  Subsequently, to facilitate the transition and recharge revenue growth, we had sustained marketing investments and further refined our compensation structure in key geographic markets.  While it may take several quarters for our new compensation structure to normalize, we are confident that by taking a short step back we will be able to take a greater leap forward in 2012 and beyond.”

The Company reaffirms that it expects its net revenue for the third quarter of 2011 to be in the estimated range of $50 million to $52 million, an increase of approximately 28.2% to 33.3% from the third quarter of 2010 and compared to $71.6 million for the second quarter of 2011.

The Company expects that its net revenue for the full year of 2011 to be in the estimated range of $214 million to $218 million, an increase of approximately 38.8% to 41.4% from the full year of 2010 and compared to the Company’s previously estimated range of $222 million to $235 million.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Mr. Jeffery Gao, Chief Financial Officer of Xueda, commented, “Due to a lower than previously expected revenue growth in the second half of 2011 and the steady expansion of our learning center network, our gross margin and operating margin will likely decrease in the remainder of 2011 from the first half of the year.  As such, we anticipate incurring a net loss in the second half of 2011 and estimate that our full year 2011 non-GAAP net margin to be in the range between 6% and 8%.”

Mr. Gao concluded, “We believe that our efforts in refining our employee incentive program since the recent change to the compensation structure for our education consultants have started generating positive financial results, and we are optimistic that Xueda will return to faster top line growth.  We remain confident in our business model and our continued ability to profitably grow in the very exciting personalized tutoring market.”

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP.  For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its second learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 256 learning centers and over 11,100 full-time service professionals, serving customers located in 61 economically developed cities across 28 of China’s 31 provinces and municipalities.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Sophia Zhou
Tel: +86-10-6427-8899 ext 6100
Email: zhouqi_1@21edu.com

Three Part Advisors
John Palizza
Tel: +1-888-550-8392
Email: jpalizza@threepa.com